Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

September 9, 2020 and the Prospectus dated December 12, 2019

Registration No. 333-235468

Pricing Term Sheet

Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series C

Issuer:	General Motors Financial Company, Inc. (the “Issuer”).

Trade Date:	September 9, 2020.

Settlement Date:	September 16, 2020 (T+5)*.

Form of Offering:	SEC Registered (Registration No. 333-235468).

Security:	Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series C, par value $0.01 (the “Series C Preferred Stock”).

Size:	$500,000,000 (500,000 shares of Series C Preferred Stock).

Liquidation Preference:	$1,000 per share, plus accumulated and unpaid dividends.

Term:	Perpetual, unless redeemed by the Issuer on or after September 30, 2030.

Dividend Rate (Cumulative):	Dividends on the Series C Preferred Stock will accrue and be payable at a rate per annum equal to (i) 5.700% from the date of issuance to, but excluding, September 30, 2030 (the “First Reset Date”) and (ii) the Five-year U.S. Treasury Rate as of the most recent Reset Dividend Determination Date, plus 4.997%, for each Reset Period from, and including, the First Reset Date.

Dividend Payment Dates:	Semi-annually in arrears on March 30 and September 30 of each year, commencing on March 30, 2021.

Day Count:	30/360.

Optional Redemption:	The Issuer may, at its option, redeem the Series C Preferred Stock, in whole or in part, on any dividend payment date on or after the First Reset Date, at a price of $1,000 per share of Series C Preferred Stock, plus all dividends accumulated and unpaid to, but excluding, the redemption date.

Public Offering Price:	$1,000 per share.

Listing:	The Series C Preferred Stock will not be listed for trading on any stock exchange.

CUSIP/ISIN:	37045X DB9 / US37045XDB91

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

* Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series C Preferred Stock prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the Series C Preferred Stock initially will settle T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series C Preferred Stock who wish to trade the Series C Preferred Stock during such period should consult their own advisors.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC, including the preliminary prospectus supplement, for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by contacting: Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-866-803-9204, Mizuho Securities USA LLC at 212-205-7600, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

2